Exhibit 99.1

Bragg Gaming Expands Partnership with Caesars Digital to Pennsylvania and Ontario

Expansion builds on prior New Jersey and Michigan content
launches bringing exclusive game titles to new markets

Toronto, August 20, 2024 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) is proud to confirm the launch of its newest games and Remote Gaming Server (RGS) technology with Caesars Digital in both Pennsylvania and Ontario.

The launch marks the expansion of Bragg’s existing partnership with Caesars Digital, following earlier launches in New Jersey and Michigan respectively, doubling the number of states/provinces in which Bragg content is offered on Caesars Palace Online Casino and Caesars Sportsbook & Casino. The expansion also deepens the partnership between the two companies.

Online casino players on Caesars iGaming platforms in Pennsylvania and Ontario will now be able to access leading titles, including exclusive custom titles featuring Caesars IP, "Boardwalk Slots Bankers & Cash” and “Lady Luck Egyptian Magic.”

In addition, titles from Bragg’s multiple studio partners, including Incredible Technologies, Bluberi, King Show Games and Sega Sammy Creation will also be available to players in both regulated markets along with top-performing titles like “Cai Fu Emperor Ways” and “Queenie” and a host of other elevated content from Bragg’s Atomic Slot Lab studio.

This expansion is the latest step in Bragg’s drive to deliver engaging and game-changing content to players across the North American market.

All online casino games delivered on Bragg’s new RGS technology come with the Company’s Fuze™ promotional tools, which offer player engagement features on games such as free rounds, tournaments, and quests.

H2 Gambling Capital projects Gross Win of over USD $2.5 billion for the regulated online casino market in Pennsylvania in 2024, while Gross Win in Ontario is expected to be USD $2.2 billion over the same period.

Garrick Morris, Senior Vice President, Commercial for the U.S. and Canada, at Bragg Gaming Group commented: “We’re delighted to be able to build on our existing relationship with Caesars Digital to include these new regulated jurisdictions which are both very exciting and very important markets for Bragg.”

Ricardo Cornejo Rivas, Vice President, Online Gaming, Caesars Digital commented: “Expanding our catalog of best-in-class online casino content remains a focus for us. We are proud of our partnership with Bragg, and this expansion is a positive step forward in our journey to bring an elevated experience to our online casino players.”

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About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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James Carbonara
Hayden IR
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